Mail Stop 3561

December 27, 2007

Scott K. Ginsburg, Chief Executive Officer
DG FastChannel, Inc.
750 West John Carpenter Freeway, Suite 700
Irving, TX 75039

> **Re:** **DG FastChannel, Inc.**
> **Registration Statement on Form S-3 filed October 16, 2007**
> **Form 10-K filed April 2, 2007**
> **Amendment No. 1 to Form 10-K filed April 27, 2007**
> **Amendment No. 2 to Form 10-K filed November 28, 2007**
> **File No. 333-146728**

Dear Mr. Ginsburg:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Amendment No. 1 to Registration Statement on Form S-3 filed November 28, 2007</u>

1. We reviewed your response to comments two and three in our letter dated November 15, 2007, the amendments of your current reports on Form 8-K filed November 28, 2007, the unaudited pro forma condensed consolidated statement of income on page 23 and the unaudited financial statements of Point.360 in Appendix A. Please address the following:

Scott K. Ginsburg
DG FastChannel, Inc.
December 27, 2007
Page 2

- We note that the unaudited financial statements in Appendix A differ from the unaudited financial statements included in Form 8-K/A filed November 28, 2007, particularly in respect of disclosures required by Article 10 of Regulation S-X. Please revise as appropriate or remove Appendix A from the filing as your current report on Form 8-K/A filed November 28, 2007 is incorporated by reference.

- It appears that the unaudited pro forma condensed statement of income on page 23 has been prepared using assumptions that are different from those used in preparing the unaudited pro forma condensed financial statements included in Form 8-K/A filed November 28, 2007. Please revise the footnotes to clearly explain the assumptions used to determine the pro forma adjustments. In that regard, you should: (i) disclose that the results of DG FastChannel include the results of Point.360 since the date of acquisition; (ii) disclose the period reflected in the results of Point.360; (iii) provide a table showing the calculation of the purchase price and its components including cash paid, acquisition expenses and issuance of securities, including the number of shares issued in the transaction and how you determined the fair value of the shares issued; (iv) disclose the allocation the purchase price to the assets and liabilities acquired and whether the allocation is subject to change; (v) disclose the nature and amounts of intangible assets acquired, how you determined their fair values and the useful lives assigned to the assets; (vi) describe how you calculated the pro forma adjustment to depreciation and amortization; and (vii) describe how you calculated the adjustment to interest expense, the rate used and the basis for that rate. Refer to Article 11 of Regulation S-X.

- Please confirm to us that you will comply with the disclosure requirements of Article 11 of Regulation S-X in future filings to the extent applicable.

Documents Incorporated by Reference, page 25

2. We note your response to prior comment four of our letter dated November 15, 2007, however, your reference to Amendment No. 2 to your Form 10-K indicates that it was filed on November 28, 2006, when it was filed on November 28, 2007. Please also add the Form 8-Ks that were filed on December 7th and 21st.

Undertakings, page II-2

3. Please revise the undertakings you provided pursuant to Item 512(a)(5) of Regulation S-K to clarify whether you are relying on Rule 430B or Rule 430C as you should not need to rely upon both for purposes of this offering.

Amendment No. 2 to Form 10-K Filed November 28, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

4. We reviewed the revisions to your disclosure in response to comment nine from our letter dated November 15, 2007. We believe that your introduction and overview should be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements. It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. Therefore, in future filings please give consideration to providing:

- An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management's view of the implications and significance of the information; and

- A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

Item 9A. Controls and Procedures, page 43

5. We reviewed the revisions to your disclosure in response to comment 17 from our letter dated November 15, 2007, however you have not responded to our comment. In the last sentence under "Remediation Efforts", we note you state that "there has been no change in our internal control over financial reporting during the quarter ended December 31, 2006…" In future filings, please remove the words "there has been no change" in your internal control over financial reporting. Instead, please state specifically that there were changes in your

controls and procedures over financial reporting that occurred during your last
fiscal quarter.

Item 11 – Executive Compensation

Compensation Discussion and Analysis, page 7

6. We reviewed your response to comment 40 in our letter dated November 15, 2007
and the revisions to your disclosure. Please tell us how you determine the
amount, and where applicable, the formula for each element of pay, as it appears
that your revisions exclusively address how you determined the amounts payable
upon termination or resignation, with a view towards providing this disclosure in
future filings. See Item 402(b)(1)(v) of Regulation S-K.

7. We reviewed your response to comment 41 in our letter dated November 15, 2007
and the revisions to your disclosure. Please tell us how you arrived at the
amounts awarded as Annual Bonuses to your named executive officers, with a
view towards providing this disclosure in future filings. Specifically, you indicate
that receipt of at least the target bonus is likely where the "Company achieves its
financial objectives and the executive performs in a satisfactory manner in light of
his or her individual goals." We note that you have disclosed the individual goals
established for Mr. Ginsburg, however, you have not disclosed the individual
goals for any of the other named executive officers nor have you disclosed the
Company's financial objectives that must be achieved in order for the bonus to be
awarded.

Financial Statements, page F-1

Note 3 – Investments and Acquisitions, page F-12

8. We reviewed your response to comment 18 in our letter dated November 15, 2007
and the revisions to your disclosure. However, you still refer to a third-party
valuation in your disclosure related to Media DVX on page F-14. In future
filings, please delete the reference to the third-party valuation or provide the name
of the third-party expert to whom you refer, and file the consent required by Item
601(b)(23) of Regulation S-K.

Form 10-Q/A for Fiscal Quarter Ended June 30, 2007

Item I. Financial Statements

9. We considered your response to comment 45 in our letter dated November 15,
2007 and the revisions to your disclosure in Form 10-K/A filed November 28,
2007, and reissue our comment in part. All Item 4.02 events must be reported on

Form 8-K. Refer to Question 1 of the Division of Corporation Finance Current Report on Form 8-K Frequently Asked Questions dated November 23, 2004. Please file a current report on Form 8-K under Item 4.02 to report the restatement of your financial statements.

Form 10-Q for Fiscal Quarter Ended September 30, 2007

Item I. Financial Statements

Note 2. Acquisitions, page 9

10. We reviewed your response to comment 47 in our letter dated November 15, 2007. We believe that the guidance in paragraph 37(e) of SFAS 141 requires an intangible asset to be measured at fair value, which represents the amount at which it could be bought or sold in a current transaction between willing parties. Also, when a present value technique is used to estimate fair value of an acquired intangible asset, the estimate should incorporate assumptions that market-place participants would use in making estimates of fair value. Although paragraph 32 of CON 7 describes several reasons why an entity might expect to realize cash flows that differ from those expected by others in the marketplace, none of those reasons address the potential abandonment of acquired intangible assets. Further, paragraph 36 of CON 7 clarifies that the use of fair value in measurements at initial recognition results in accounting recognition of the economic impact of advantages or disadvantages relative to others in the marketplace as they are realized rather than at initial recognition. We acknowledge that the measurement guidance in paragraph 88 of APB 16 was carried forward without consideration. However, the guidance in paragraph 88 of APB 16 provided for measurement of intangible assets at fair value which is consistent with the guidance in SFAS 141 and CON 7. Therefore, we do not believe that the accounting guidance supports your measurement of the acquired technology assets. Please refer us to the specific authoritative literature that supports your position. Also, tell us the estimated fair value of the acquired technology-based assets at the acquisition date had you estimated the fair value of the assets using the measurement principals described in SFAS 141.

*   *   *   *   *

As appropriate, please amend your registration statement and current reports on Form 8-K in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact TaTanisha Meadows, Staff Accountant, at (202) 551-3233 or William Thompson, Senior Accountant, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David R. Earhart, Esq.
         Gardere Wynne Sewell LLP
         Via Facsimile